agilon health, inc.

1 World Trade Center, Suite 2000

Long Beach, CA 90831

April 12, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Deanna Virginio

Re:	agilon health, inc.

Registration Statement on Form S-1 (File No. 333-254435)

Request for Acceleration of Effective Date

Dear Ms. Virginio:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, agilon health, inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 3:00 PM (EDT) on April 14, 2021, as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Debevoise & Plimpton LLP, by calling Paul M. Rodel at (212) 909-6478.

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Very truly yours,

agilon health, inc.

By:	/s/ Theodore Halkias
	Name:	Theodore Halkias
	Title:	Chief Business Officer

cc:	Steven J. Sell

agilon health, inc.

[Signature Page to Acceleration Request]